Genesis Park Acquisition Corp.

2000 Edwards Street, Suite B

Houston, Texas 77007

November 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Jorge Bonilla
Robert Telewicz
Erin E. Martin
Pam Long

	Re:	Genesis Park Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 12, 2020
File No. 333-249066

Ladies and Gentlemen:

This letter sets forth the response of Genesis Park Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 16, 2020, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on November 12, 2020 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience.

The Company is concurrently filing Amendment No. 3 to its Registration Statement (the “Amendment”) with this letter, which addresses the Staff’s comment and also includes the following key changes (i) down-sizing the offering from 20,000,000 units to 15,000,000 units, (ii) shortening the time period for completing our initial business combination from 24 months to 18 months and (iii) increasing the amount of the private placement warrants purchased by our sponsor and Jefferies from 6,000,000 to 7,250,000, resulting in an increase in the proceeds that will be placed in our trust account (from $10.00 to $10.15 per unit). We have re-filed the form of warrant agreement in Exhibit 4.4 to address the Staff’s comment below and to reflect the changes to the numbers reflected in the revised Registration Statement and have also re-filed Exhibits 1.1, 3.2, 5.1, 5.2, 10.1, 10.3, 10.4, 10.6 and 10.7, solely to reflect the changes to the numbers reflected in the revised Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed November 12, 2020

General

1.	Comment: We note that Section 9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the

Securities and Exchange Commission

November 17, 2020

State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

Response: We have revised Section 9.3 of the form of warrant agreement to clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal district courts of the United States of America are the sole and exclusive forum, and we have re-filed the form of warrant agreement as Exhibit 4.4. We have also revised pages 64-65 and 151 of the Registration Statement to clarify that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal district courts of the United States of America are the sole and exclusive forum, and to add related risk factor disclosure.

If you have any questions related to this letter, please do not hesitate to contact William Gump at (212) 728-8285 or Angela Olivarez at (713) 510-1710 of Willkie Farr & Gallagher LLP.

Sincerely,

/s/ David Bilger
David Bilger
Executive Vice President

Via E-mail:

cc:	William H. Gump
Gregory A. Astrachan
Angela Olivarez
Willkie Farr & Gallagher LLP

Elliott M. Smith
White & Case LLP